Transfer Certificate

To: Nedbank Limited (acting through its Nedbank Capital division) as Facility Agent
        Block F, 3rd Floor
        135 Rivonia Road
        Sandown
        2196

        Telefax No: +27 11 295 3902

        Attention: Head of Transaction Management – transmanage@nedbank.com
                        Arlene Russell – ArleneRu@nedbankcapital.co.za
                        Greg Webber – GregW@nedbankcapital.co.za

From: ABSA Bank Limited

        Nedbank Limited (acting through its London branch)

        HSBC Bank plc – Johannesburg branch (registered as an external company in South Africa)

        JPMorgan Chase Bank, N.A., London Branch

        (collectively, the **Existing Lenders**)

        and

        Caterpiller Financial Services Corporation (the **New Lender**)

Harmony Gold Mining Company Limited – Revolving Credit Facility Agreement of up to USD250 000 000 dated on or about 22 December 2014 (the **Agreement)**

1   We refer to the Agreement. This is a Transfer Certificate. Terms defined in the Agreement have the same meaning in this Transfer Certificate unless given a different meaning in this Transfer Certificate.

2   We refer to clause 24.4 (Procedure for Transfer) of the Agreement:

        (1)   The Existing Lender and the New Lender agree to each Existing Lender transferring to the New Lender by cession and delegation that part of the Existing Lender's pro rata portion of any amounts advanced and required to be transferred in accordance with the provisions of clause 6.6(3) of the Agreement (together with the rights and obligations in respect thereof), as set out in the Annexure A hereto, in accordance with clause 24.4. (Procedure for Transfer) of the Agreement.

        (2)   The proposed Transfer Date is 6 May 2015.

        (3)   The Facility Office and address through which the New Lender will perform its obligations, fax number and attention details for notices of the New Lender for the purposes of clause 31.2 (Addresses) of the Agreement are set out in the Annexure A hereto.

3   The New Lender expressly acknowledges the limitations on each Existing Lender's obligations set out in clause 24.3(3) (Limitation of responsibility of Existing Lenders) of the Agreement.

4   The New Lender agrees that it shall assume the same obligations towards each other Finance Party under the Finance Documents as if it had been an Original Lender.

5   This Transfer Certificate may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Transfer Certificate.

6   This Transfer Certificate is governed by South African law.

7   This Transfer Certificate has been entered into on the date stated at the beginning of this Transfer Certificate.

Annexure A

1. **Amounts, right and obligations to be transferred by the Existing Lenders to the New Lender:**

   A portion of the amounts advanced by each Existing Lender, together with all accompanying rights and obligations, shall be transferred to the New Lender as follows:

1.1. Absa Bank limited, in an amount of USD13,500,000;

1.2. Nedbank Limited (acting through its London branch), amount of USD13,500,000;

1.3. HSBC Bank plc- Johannesburg branch (registered as an external company in South Africa), amount of USD5,400,000; and

1.4. JPMorgan Chase Bank, N.A., London Branch, in amount of USD4,500,000.

2. **New Lender's facility office, address, fax number and attention details for notices:**

Physical address:	2120 West End Avenue Nashville, TN 37203 USA
Fax number:	001 615.341.8583
Marked for the attention of:	Timothy F. Logan, Global Portfolio Manager - Mining

Signed at <u>Sandton</u> on the <u>05</u>th day of <u>May</u> 2015.

For and on behalf of
Absa Bank Limited

/s/ I. SINGH_____
Name: Iraan Singh
Capacity: Authorised Signatory
Who warrants authority

/s/ A. SAM_____
Name: Anthony Sam
Capacity: Authorised Signatory
Who warrants authority

Signed at <u>London</u> on the <u>05</u>th day of <u>May</u> 2015.

For and on behalf of
Nedbank Limited (acting through its London branch)

/s/ K.C. RYDER_____
Name: Kevin Charles Ryder
Capacity: Head: Investment Banking
Who warrants authority

/s/ D. SIDGWICK_____
Name: David Sidgwick
Capacity: Chief Operating Officer
Who warrants authority

Signed at Johannesburg on the 05th day of May 2015.

For and on behalf of
HSBC Bank plc- Johannesburg Branch (registered as an external company in South Africa)

/s/ T.I. MARX_____
Name: T.I. Marx
Capacity: Authorised Signatory
Who warrants authority

/s/_____
Name:
Capacity:
Who warrants authority

Signed at <u>JP Morgan</u> on the <u>05</u>th day of <u>May</u> 2015.

For and on behalf of
JP Morgan Chase Bank, N.A., London Branch

<u>/s/ I. MEZQUIDA   </u>
Name: Ivan Mezquida
Capacity: Executive Director
Who warrants authority

Signed at<u>   </u> on the <u>05</u>th day of <u>May</u> 2015.

For and on behalf of
Caterpillar Financial Services Corporation

<u>/s/ R.J. BENNES   </u>
Name: Robert J Bennes
Capacity: Managing Director
Who warrants authority

<u>/s/   </u>
Name:
Capacity:
Who warrants authority

This transfer Certificate is accepted by the Facility Agent and the Transfer Date is confirmed as 6 May 2015.

Signed at <u>Sandton</u> on the <u>05</u>th day of <u>May</u> 2015.

For and on behalf of
Nedbank Limited (acting through its Nedbank Capital division)
(as Facility Agent)

/s/_G.L. WEBBER_____
Name: G.L. Webber
Capacity: Authorised Signatory
Who warrants authority

/s/_P.A. VAN KERCKHOVEN
Name: P.A. Kerchkhoven
Capacity: Authorised Signatory
Who warrants authority